900 King Street	Tel 914.307.7000
Suite 100	Fax 914.307.4044
Rye Brook, NY 10573

August 22, 2007

Ms. Kevin Woody

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C 20549

Re:	World Monitor Trust II – Series F

Form 10-K for the fiscal year ended December 31, 2006

File No. 0-17592

Dear Mr. Woody

We acknowledge receipt of your letter dated August 8, 2007 in regards to the Form 10-K for the fiscal year ended December 31, 2006 for World Monitor Trust II – Series F (“Series F”).

Following are our responses to your questions requesting clarification:

1.	Report of Independent Registered Public Accounting Firm

SEC Comment:

Supplementally, tell us the city and state where your accountant’s report was issued. In future filing’s, please have your accountants provide this information within their accountants’ report as required by Rule 2-02 of Regulation S-X. Additionally, please apply this comment to your current auditors’ report on WMT Campbell Pool L.L.C.

Response:

Deloitte & Touche LLP (“D&T”) is Series F’s Independent Registered Public Accounting Firm. D&T’s report was issued from New York, New York. In future filings, we will ensure that our auditors include this information within their accountants’ report in addition to WMT Campbell Pool L.L.C. as required by Rule 2-02 of Regulation S-X.

2.	Note 1. Organization – Exchanges, Redemptions and Termination

SEC Comment:

As the decision to redeem or exchange units is in the hands of your unitholders, it appears that you will be unable to predict the level of redemptions or exchanges that will occur in the future. As such amounts are likely to be material at times, SFAS 150 may impact your financial statements in future filings as it appears that when your unitholders elect to redeem their units that such units would be considered to be mandatorily redeemable. Please confirm that all requests for redemptions received and unpaid will be reported as redemptions payable within your financial statements.

Response:

A Unitholder may voluntarily redeem any or all of his, her or its Units as of the close of business on the last Business Day of each week, provided that the Request for Redemption is received by the Managing Owner at least one (1) Business day prior to the end of such week. The Request for Redemption will become effective as of the close of business on the week in which the redemption was received in accordance with the documentation timeline above.

Under SFAS 150, a Request for Redemption is recorded in Series F’s financial statements as redemption payable. Our current position under SFAS 150 is that the Request for Redemption was not effective until the Registrant’s Registrar and Transfer Agent formally accepted the Request for Redemption, at least one (1) Business days prior to the end of such week. In discussing this with our auditors seeking further technical clarification, we now agree with the Commission’s position. As such going forward Series F will treat all Requests for Redemptions received as Redemptions Payable in the week received, on Registrant’s financial statements filed with the Commission.

3.	Certifications – Exhibits 31.1 and 31.2

SEC Comment:

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

In Series F’s future filings, Series F will remove the individual’s title of the certifying individual at the beginning of the certification so we are in compliance with Exchange Act Rule 13a-14(a).

Finally in connection with our response, Series F acknowledges that:

a.	Series F is responsible for the adequacy and accuracy of the disclosures in the filing.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

c.	Series F may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 22, 2007	By:	/s/ David K. Spohr
		Name:	David K. Spohr
		Title:	Senior Vice President and
Director of Fund Administration
(Principal Financial/Accounting Officer)